July 1, 2020

(d)(7)(i)

Macquarie Investment Management │MIM Americas

2005 Market Street

Philadelphia, PA 19103

Attention: Alexandra Parson, SVP, Subadvisory Senior Relationship Manager

Dear Ms. Parson:

Pursuant to the Amended and Restated Sub-Advisory Agreement, effective as of

November 18, 2014, as amended and restated effective as of March 1, 2019 (the "Agreement"), between Voya Investments, LLC and Delaware Investments Fund Advisers, we hereby notify you of our intention to modify the annual sub-advisory fee rate for Voya Multi-Manager Emerging Markets Equity Fund (the "Fund"), effective on July 1, 2020, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-advisory fee rate for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-advisory fee rate for the Fund by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic_______________

Todd Modic

Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Delaware Investments Fund Advisers

By: /s/ David Brenner___________

Name: David Brenner_____________

Title: Senior Vice President_______

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

DELAWARE INVESTMENTS FUND ADVISERS

Annual Sub-Advisory Fee
(as a percentage of average daily net assets
Series	allocated to the Sub-Adviser)

Voya Multi-Manager Emerging	[REDACTED]
Markets Equity Fund

Effective date: July 1, 2020, in connection with a modification to the sub-advisory fee rate.